UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: December 21, 2009	Title:	Corporate Secretary

PRESS RELEASE

Thomson’s Restructuring Plan is approved by the Suppliers’ committee and the Lenders’ committee

Noteholders’ committee to vote on 22 December

Paris, 21 December 2009  Thomson S.A. (The Company) (Euronext 18453; NYSE: TMS) announces today that both the Suppliers’ committee and the Lenders’ committee under the syndicated credit facility (Lenders’ committee), which were convened today under the aegis of the Administrateur Judiciaire’s office, voted to approve the Restructuring Plan made public by Thomson on 9 December 2009.

The Committee of the Suppliers approved the Restructuring Plan at 100%, and the Lenders’ Committee at 100%, thus providing their clear support to the Plan.

The committee of Thomson’s noteholders (Noteholders’ committee) is scheduled to be convened tomorrow, Tuesday 22 December 2009, and will be the final group of creditors to vote on the Restructuring Plan.

Should the Restructuring Plan be approved tomorrow at a majority of the two thirds, the Restructuring Plan will be submitted to the vote of Thomson’s shareholders at the Ordinary and Extraordinary Shareholders’ Meeting to be convened on 27 January 2010 (First call: 19 January 2010).

Should the Restructuring Plan not be approved tomorrow at a majority of the two thirds, the Company will submit an alternative Court-imposed plan in accordance with French commercial code provisions.

Thomson will communicate tomorrow on the outcome of the Noteholders’ committee.

The Restructuring Plan is available on the Company’s website at http://www.thomson.net in the Investor Center section.

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Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges. Detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (information réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

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About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net